CERTIFICATE OF AUTHOR
ALAN J. SAN MARTIN

As one of the authors of the Technical Report referred to below on the Guanajuato Mines Project of Endeavour Silver Corp., in Guanajuato State, Mexico, I, Alan J. San Martin do hereby certify that:

1)

I am employed as a Mineral Resource Modeller by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail asanmartin@micon- international.com;

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999;

3)	I am a member in good standing of the following professional institutions:

•	The Australasian Institute of Mining and Metallurgy, Membership #301778
•	Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724
•	Colegio de Ingenieros del Perú (CIP), Membership # 79184

4)	I have been working as a mining engineer and geoscientist in the mineral industry since 1999;

5)

I am familiar with the current NI 43-101 and, by reason of education, experience and registration as Chartered Professional (CP) in the Australasian Institute of Mining and Metallurgy, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 5 years as mining engineer in exploration, 4 years as Resource Modeller and DBA in exploration and 3 years as Mineral Resource Modeller for the mineral industry.

6)	I have not visited the Guanajuato Mines Project;

7)	I have not conducted any previous work on the Guanajuato Mines Project;

8)

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

9)	I am independent of Endeavour Silver Corp. as "independence" is described in section 1.5 of NI 43-101;

10)	I have read NI 43-101 and Form 43-101F1 and the portions of this Technical Report which I assisted in preparing and they have been prepared in compliance with the Instrument and Form.

11)

I assisted in the preparation of Sections 14 and 15 of the Technical Report entitled “Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, Effective Date: December 31, 2011, Signing Date: March 30, 2012”.

Dated this 30th day of March, 2012

“Alan J. San Martin”
_________________________________
Alan J. San Martin, MAusIMM(CP)
Mineral Resource Modeller
Micon International Limited